UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Form 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of
                  1934 and Rule 13a-17 or 15d-17 thereunder

                     Canterbury Corporate Services, Inc.
_____________________________________________________________________________

                (Exact name of issuer as specified in charter)
    1600 Medford Plaza, Route 70 & Hartford Road, Medford, New Jersey 08055
_____________________________________________________________________________
                   (Address of principal executive offices)

Issuer's telephone number, including area code: (609) 953-0044
                                         --------------------------------
                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security - Not applicable.
2.   Number of shares outstanding before the change - Not applicable.
3.   Number of shares outstanding after the change - Not applicable.
4.   Effective date of change - Not applicable.
5.   Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) - Not applicable.
     Give brief description of transaction. - Not applicable.

                         II. CHANGE IN NAME OF ISSUER

1.   Name prior to change
CANTERBURY CORPORATE SERVICES, INC.
______________________________________________________________________________
2.   Name after change
CANTERBURY INFORMATION TECHNOLOGY, INC.
______________________________________________________________________________
3.   Effective date of charter amendment changing name:
JUNE 16, 1997
______________________________________________________________________________
4.   Date of shareholder approval of change, if required
JUNE 12, 1997
_____________________________________________________________________________
                                    /s/Kevin J. McAndrew
Date:  June 23, 1997               __________________________________________
                                   KEVIN J. McANDREW, Vice President and
                                   Chief Financial Officer
                                   (Officer's signature & title)